EXHIBIT 99.3

MATERIAL FACT

In accordance with articles 9 and 10-2 of the Securities Market Law No. 18,045, Corpbanca makes public as a material fact, with respect to the shares issued by Corpbanca and the tender offer, the following:

On March 12, 2008, Corpbanca received notice from its controlling shareholders, Corp Group Banking S.A. and Compañía Inmobiliaria y de Inversiones Saga S.A., informing that they (i) intend to support and vote in favor of the proposed Share Repurchase Program in the upcoming Extraordinary Shareholders’ Meeting and (ii) will not offer for sale any shares repurchased pursuant to the Share Repurchase Program.

Santiago, March 2008

Chief Executive Officer